UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LONGS DRUG STORES CORPORATION

(Name of Subject Company)

BLUE MERGERSUB CORP.

CVS CAREMARK CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.50 Per Share

(Title of Class of Securities)

543162101

(Cusip Number of Class of Securities)

Douglas A. Sgarro, Esq.

Executive Vice President and Chief Legal Officer

CVS Caremark Corporation

One CVS Drive

Woonsocket, Rhode Island 02895

(401) 765-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Louis L. Goldberg, Esq.

John D. Amorosi, Esq.

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,715,565,496	$106,721.72

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase all 36,007,597 outstanding shares of common stock of Longs Drug Stores Corporation at a purchase price of $71.50 cash per share, all 412,000 outstanding performance shares settleable in shares of common stock of Longs Drug Stores Corporation and all outstanding options with respect to 1,560,340 shares of common stock of Longs Drug Stores Corporation, in each case as of August 14, 2008, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000393.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CVS Caremark Corporation, a Delaware corporation (“CVS”), to purchase all outstanding shares of common stock, par value $0.50 per share of Longs Drug Stores Corporation, a Maryland corporation (“Longs”), at $71.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)	Offer to Purchase dated August 18, 2008.

(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Summary Advertisement dated August 18, 2008.

(a)(7)	Form of Notice of Merger of Blue MergerSub Corp. with and into Longs Drug Stores Corporation.

(a)(8)	Letter to Longs Drug Stores California, Inc. 401(k) Plan Participants dated August 18, 2008.

(b)(1)	Commitment Letter dated as of August 12, 2008 among CVS Caremark Corporation, Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Deutsche Bank Securities Inc. and Deutsche Bank AG Cayman Islands Branch.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of August 12, 2008 among Longs Drug Stores Corporation, CVS Caremark Corporation and Blue MergerSub Corp. (incorporated by reference to the Form 8-K filed by CVS Caremark Corporation on August 13, 2008).

(d)(2)	Non-Disclosure and Confidentiality Agreement dated as of July 8, 2008 between Longs Drug Stores Corporation and CVS Caremark Corporation.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2008

Blue MergerSub Corp.

By:	/s/ David B. Rickard
	Name:	David B. Rickard
	Title:	Vice President and Secretary

CVS Caremark Corporation

By:	/s/ David B. Rickard
	Name:	David B. Rickard
	Title:	Executive Vice President, Chief Financial Officer and Chief Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer to Purchase dated August 18, 2008.

(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)	Summary Advertisement dated August 18, 2008.

(a)(7)	Form of Notice of Merger of Blue MergerSub Corp. with and into Longs Drug Stores Corporation.

(a)(8)	Letter to Longs Drug Stores California, Inc. 401(k) Plan Participants dated August 18, 2008.

(b)(1)	Commitment Letter dated as of August 12, 2008 among CVS Caremark Corporation, Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Deutsche Bank Securities Inc. and Deutsche Bank AG Cayman Islands Branch.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of August 12, 2008 among Longs Drug Stores Corporation, CVS Caremark Corporation and Blue MergerSub Corp. (incorporated by reference to the Form 8-K filed by CVS Caremark Corporation on August 13, 2008).

(d)(2)	Non-Disclosure and Confidentiality Agreement dated as of July 8, 2008 between Longs Drug Stores Corporation and CVS Caremark Corporation.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.